File No. 82-1264

BRIDGESTONE

RECEIVED
2006 JAN 23 A 10:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Jan 18, 2006


06010382

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Jan 18, 2006, the following messages.

- Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

1/23

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (January 18, 2006)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as detailed below, and that its aggregate purchases have now reached the repurchase limit approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005.

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: January 5, 2006 through January 13, 2006
3. Aggregate number of shares purchased: 1,338,000 shares
4. Aggregate purchase amount: 3,261,310,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 24 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that has been purchased since March 30, 2005, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 22,763,000 shares
(2) Aggregate acquisition amount: 49,997,661,000 yen